UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1)

Under the Securities Exchange Act of 1934

FIRST MONTAUK FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK

NO PAR VALUE

(Title of Class of Securities)

32100 6108

(CUSIP Number)

Edward H. Okun

FMFG Ownership, Inc.

4201 Millersville Road

Indianapolis, Indiana 46205

Telephone: (317) 543-4992

Copy to:

Joseph O. Kavan

Kutak Rock LLP

The Omaha Building

1650 Farnam Street

Omaha, Nebraska 68102

Telephone: (402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32100 6108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Edward H. Okun N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: USA

7. Sole Voting Power: 5,105,522[1]
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,105,522[1]
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,105,522[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 26.8%
14.	Type of Reporting Person (See Instructions): IN

[1]	This amount includes a total of 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Convertible Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder. This amount does not include 3,364,427 shares of Common Stock and 197,824 shares of Series B Preferred Stock subject to a Voting Agreement for which neither Mr. Okun nor FMFG Ownership have any voting or dispositive power. The Voting Agreement is attached hereto as Exhibit 99.2.

CUSIP No. 32100 6108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): FMFG Ownership, Inc. 20-4996264
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: USA – Organized in Delaware

7. Sole Voting Power: 5,105,522[1]
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,105,522[1]
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,105,522[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 26.8%
14.	Type of Reporting Person (See Instructions): CO

[1]	This amount includes a total of 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Convertible Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder. This amount does not include 3,364,427 shares of Common Stock and 197,824 shares of Series B Preferred Stock subject to a Voting Agreement for which neither Mr. Okun nor FMFG Ownership have any voting or dispositive power. The Voting Agreement is attached hereto as Exhibit 99.2.

Item 1.	Security and Issuer.

The classes of equity securities to which this statement relates is the common stock, no par value per share (the “Common Stock”), of First Montauk Financial Corp., a New Jersey corporation (the “Company”) and shares of Series A preferred stock, $.10 par value per share, of the Company (“Series A Preferred Stock”), which is convertible at any time on a one for two basis at the option of the holder into shares of the Common Stock. The principal executive offices of the Company are located at Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey, 07701.

This statement constitutes Amendment No.1 to the Schedule 13D filed June 26, 2006 and reflects additional purchase of 33,559 shares of Series A Convertible Preferred Stock purchased by FMFG Ownership from June 20 to June 23, 2006. Such shares of Series A Convertible Preferred Stock are convertible at any time on a one for two basis at the option of the holder into 67,118 shares of Common Stock.

Item 2.	Identity and Background.

a.	Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”) and the Joint Filing Agreement attached as Exhibit 99.1, this Statement is filed jointly by Edward H. Okun (“Mr. Okun”) and FMFG Ownership, Inc., a Delaware corporation (“FMFG Ownership”). Mr. Okun currently owns 100% of the capital stock of FMFG Ownership, and is the sole director and president of FMFG Ownership. As such, Mr. Okun has voting and dispositive power over shares of the Company owned by FMFG Ownership.

b.	The business address of Mr. Okun, and the business address and principal executive office of FMFG Ownership, is 4201 Millersville Road, Indianapolis, Indiana, 46205.

c.	Mr. Okun is the President and Chief Executive Officer of Investment Properties of America LLC, a developer and syndicator of commercial real estate. FMFG Ownership is a holding company and sole stockholder of FMFG AcquisitionCo, Inc., a New Jersey corporation (“FMFG AcquisitionCo”) which was formed for the purpose of merging with the Company. Mr. Okun is the sole director and President of FMFG AcquisitionCo.

d.	Neither Mr. Okun nor FMFG Ownership has been convicted in any criminal proceedings during the last five years.

e.	During the last five years, neither Mr. Okun nor FMFG Ownership has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Okun is a citizen of the U.S.A. FMFG Ownership is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

FMFG Ownership acquired the securities reported herein as beneficially owned by FMFG Ownership and Mr. Okun for a total consideration of $5,655,663. The source of the funds to acquire the Common Stock and Series A Preferred Shares is personal funds of Mr. Okun.

Item 4.	Purpose of Transaction.

The purpose of the transaction is to acquire a control interest in the Company. Mr. Okun and FMFG Ownership intend to consummate a Merger of the Company with and into FMFG AcquisitionCo, Inc., a wholly owned subsidiary of FMFG Ownership, as promptly as practicable. In this connection, on May 5, 2006 FMFG Ownership, FMFG AcquisitionCo and the Company entered into a Merger Agreement. Mr. Okun and FMFG Ownership may, from time to time prior to the merger, to acquire additional Common Stock and other equity and debt securities of the Company. Such additional investments may include purchases in one or more open market or private transactions, including purchases by tender offer, or other similar investments or acquisitions. If Mr. Okun or FMFG Ownership subsequently make any such additional investments or acquisitions of Common Stock or other Company securities, such investments or acquisitions may be undertaken with a view to acquiring a greater controlling (including a majority interest) in the Company and a commensurately greater influence with respect to the business activities and affairs of the Company. As a result of, or in connection with, any such investment or acquisition, Mr. Okun or

FMFG Ownership may propose, effect or cause to occur any one or more of the following, in addition to the merger transaction: an extraordinary business transaction, such as a reorganization or liquidation or similar transaction, involving the Company or any of its hereafter existing subsidiaries; either or both of a change in the present number of Directors and the present composition of the Board of Directors of the Company; changes in the present capitalization of the Company; and a change in the Company’s corporate structure, any of which may cause a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In addition to the foregoing, Mr. Okun or FMFG Ownership may dispose of some or all of the Common Stock or other securities of the Company from time to time, whether now owned or hereafter acquired, if any such Reporting Person deems such transaction to be in its best interest.

Stockholders will be able to review any documents filed by Mr. Okun and FMFG Ownership with respect to the Merger, free of charge at the SEC’s website, www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

Mr. Okun

a. Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,038,404 shares of Common Stock representing 26.8% of the issued and outstanding Common Stock of the Company.

b. Number of Shares of Common Stock over which the Reporting Person Has:

(i)	sole power to vote or direct the vote:	5,105,522[1]
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or direct the disposition of:	5,105,522[1]
(iv)	shared power to dispose or direct the disposition of:	0

c. Except with respect to the transaction reported in this Statement, Mr. Okun has not effected any transactions involving the Common Stock of the Company (or any other Company securities) during the past 60 days.

d. Not applicable

e. Not applicable

Mr. Okun may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 4,539,348 issued shares of the Common Stock and 283,087 shares of Series A Preferred Stock which are actually owned by FMFG Ownership due to Mr. Okun’s control of FMFG Ownership. As a result of this control, the voting and dispositive power over these shares is being reported as controlled by Mr. Okun and FMFG Ownership. The total shares of which Mr. Okun and FMFG Ownership are reporting beneficial ownership represent 26.8% of the total shares of Common Stock outstanding as of June 22, 2006 according to the Company, plus the number of shares of Common Stock into which the Series A Preferred Stock is convertible.

FMFG Ownership

a. Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,105,522 shares of Common Stock representing 26.8% % of the issued and outstanding Common Stock of the Company.

[1]	This amount includes a total of 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Convertible Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder. This amount does not include 3,364,427 shares of Common Stock and 197,824 shares of Series B Preferred Stock subject to a Voting Agreement for which neither Mr. Okun nor FMFG Ownership have any voting or dispositive power. The Voting Agreement is attached hereto as Exhibit 99.2.

b. Number of Shares of Common Stock over which the Reporting Person Has:

(i)	sole power to vote or direct the vote:	5,105,522[1]
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or direct the disposition of:	5,105,522[1]
(iv)	shared power to dispose or direct the disposition of:	0

c. Except with respect to the transaction reported in this Statement, FMFG Ownership has not effected any transactions involving the Common Stock of the Company (or any other Company securities) during the past 60 days.

d. Not applicable

e. Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

FMFG Ownership and FMFG AcquisitionCo have entered into a Merger Agreement dated as of May 5, 2006 with the Company pursuant to which the Company will merger with and into FMFG AcquisitionCo. , with FMFG AcquisitionCo continuing as the surviving entity under the name First Montauk Financial Corp. A copy of the Merger Agreement is attached hereto as Exhibit 99.3.

FMFG AcquisitionCo entered into a Voting Agreement, attached hereto as Exhibit 99.2, dated May 5, 2006 with certain shareholders of the Company who are directors and/or executive officers of the Company, pursuant to which FMFG AcquisitionCo and such shareholders agreed to vote their shares in the Company in favor of the proposed merger of the Company with and into FMFG AcquisitionCo. The Voting Agreement did not give FMFG AcquisitionCo any voting rights in the shares of the Company held by such shareholders.

Except as otherwise disclosed in this Item 6, to the best knowledge of the Company, Mr. Okun, FMFG Ownership and FMFG AcquisitionCo, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	(Incorporated by reference to the Schedule 13D filed by Mr.Okun and FMFG Ownership on June 26, 2006)
Exhibit 99.2	(Incorporated by reference to the Schedule 13D filed by Mr.Okun and FMFG Ownership on June 26, 2006)
Exhibit 99.3	(Incorporated by reference to the Schedule 13D filed by Mr.Okun and FMFG Ownership on June 26, 2006)

1.	This amount includes total of 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Convertible Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder. This amount does not include 3,364,427 shares of Common Stock and 197,824 shares of Series B Preferred Stock subject to a Voting Agreement for which neither Mr. Okun nor FMFG Ownership have any voting or dispositive power. The Voting Agreement is attached hereto as Exhibit 99.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2006

/s/ Edward H. Okun
Edward H. Okun

FMFG OWNERSHIP, INC.

By:	/s/ Edward H. Okun
Name:	Edward H. Okun
Title:	President